EXHIBIT 23.02

CONSENT OF KPMG LLP

The Board of Directors

VeriSign, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of VeriSign, Inc. (the Company) of our report dated January 21, 2003, relating to the consolidated balance sheets of VeriSign, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of VeriSign, Inc. Our report refers to the adoption by the Company of certain provisions of Statement of Financial Accounting Standards (SFAS) No. 141 “Business Combinations” and certain provisions of SFAS No. 142, “Goodwill and Intangible Assets”.

/s/    KPMG LLP

Mountain View, California

March 9, 2004